NORTHBROOK LIFE INSURANCE COMPANY
                         LAW AND REGULATION DEPARTMENT
                               3100 Sanders Road
                           Northbrook, Illinois 60062

Charles M. Smith, Jr.                          Direct Dial: 847-402-1790
Assistant Counsel                              Facsmile:  847-402-3781

                                December 7, 2000

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Northbrook Variable Annuity Account II ("Registrant") Post-Effective Amendment No. 29 to Form N-4 Registration Statement Under the Securities Act
                  Amendment No. 36 Under the Investment Company Act
                  File Nos. 33-35412 and  811-06116; CIK No.  0000864922

Commissioners:

     On behalf of the above-named Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I hereby request withdrawal of Post-Effective Amendment No. 29 ("Amendment") to the above-referenced Form N-4 registration statement ("Registration Statement") as filed with the Securities and Exchange Commission on November 8, 2000. We are requesting withdrawal because Registrant has decided to defer the offering of the option described in the Amendment for the time being.

     For the foregoing reason, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.


                                            Very truly yours,


                                            /s/ Charles M. Smith, Jr.
                                            -------------------------
                                            Charles M. Smith, Jr., Esq.
                                            Assistant Counsel